UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☑	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the Fiscal year ended September 30, 2004.
Or

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___ to ____.

Commission file number: 0-21018 (Tufco Technologies, Inc.)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Tufco Technologies, Inc. 3161 South Ridge Road Green Bay, WI 54305

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Financial Statements and Supplemental Schedule
Years Ended September 30, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Plan Administrator
Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Green Bay, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan as of September 30, 2004 and 2003, and the statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan as of September 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

March 4, 2005
Green Bay, Wisconsin

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Statements of Net Assets Available for Benefits
September 30, 2004 and 2003

	2004	2003
Assets

Cash	$3,724	$0
Investments	6,311,643	5,171,356

Contribution receivables:
Participant	2,365	10,645
Employer	771	46,372

Total Contribution Receivables	3,136	57,017

Net Assets available for Benefits	$6,318,503	$5,228,373

See accompanying notes to financial statements.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended September 30, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Net appreciation in fair value of investments	$600,925	$429,070

Contributions:
Participant	584,595	728,433
Employer	167,273	250,732
Rollover	270,876	36,700

Total Contributions	1,022,744	1,015,865

Total Additions	1,623,669	1,444,935

Deductions from net assets attributed to:
Benefits paid to participants	526,841	724,247
Administrative expenses	6,698	3,799

Total Deductions	533,539	728,046

Net additions	1,090,130	716,889
Net assets available for benefits at beginning	5,228,373	4,511,484

Net assets available for benefits at end	$6,318,503	$5,228,373

See accompanying notes to financial statements.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 1

Plan Description

The following description of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all full-time employees of Tufco Technologies, Inc. (the “Company”) who have been employed by the Company for six consecutive calendar months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an officer of the Company.

Contributions

Participants are allowed to contribute up to 100% of annual compensation, as defined by the Plan, subject to other limitations required by law. The Plan allows participants to roll over distributions from other retirement plans. Tufco Technologies, Inc., the Plan’s sponsor, matches contributions of 40% of the first 6% of the participants’ elective deferral. Rollovers are not matched. In addition, the Company has the option of making a discretionary profit sharing contribution each year. No such contribution was made in 2004. The discretionary profit sharing contribution was $43,599 in 2003.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options with a mix of money market accounts, equity funds, corporate bond funds, and Tufco Technologies, Inc. common stock.

Participants’ accounts are credited with an allocation of the Company’s profit sharing contribution (based on participants’ compensation and excess compensation), their contribution, the employer’s matching contribution, and plan earnings (based on investment options and account balances).

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 1

Plan Description (Continued)

Vesting

The employer’s profit sharing contributions and matching contributions and related earnings become 20% vested after one year of credited service. The vesting percentage increases an additional 20% each year thereafter, with 100% vesting after five years of credited service. Employee contributions and related earnings are vested upon deposit in the Plan.

Forfeitures

Nonvested benefits are forfeited throughout the year. Forfeited amounts are used to pay plan administrative expenses. Any remaining forfeited amounts are allocated to qualifying participants as if they were additional employer contributions.

Expenses of the Plan

A portion of the administrative expenses charged by the plan administrator, investment advisory fees, and other expenses incurred in conjunction with the Plan are paid out of plan assets. Tufco Technologies, Inc., the Plan’s sponsor, pays for the fidelity insurance premiums covering the Plan and a portion of the administrative expenses of the Plan.

Participant Loans

Participants may borrow from their fund accounts. Loans may be made up to the lesser of $50,000 or one-half of the participant account balance, with a $1,000 minimum. Loan terms range from one to five years unless the loan qualifies as a home loan. The loans are secured by the balance in the participant’s account and bear interest at the prime rate as of the first of the month in which the loan was originated plus 1%. Interest rates on existing loans range from 5.0% to 10.5%. Principal and interest are paid ratably through payroll deductions.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 1

Plan Description (Continued)

Plan Benefits

Plan benefits are available at normal retirement, disability retirement, death, or termination of employment with vested interests.

Participants may elect to receive benefit payments in the form of an installment or lump-sum distribution.

Plan Termination

The Company intends to continue the Plan indefinitely; however, it reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to a participant’s account become 100% vested and will be distributed to the participant in accordance with the Plan’s provisions.

Note 2

Summary of Significant Accounting Policies

Method of Accounting

The accounting records of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan are presented on the accrual basis of accounting.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 2

Summary of Significant Accounting Policies (Continued)

Investment Valuation

Investments are stated at current market value as determined by the trustee of the Plan. Money market funds and participant loans are stated at cost, which approximates fair value. Mutual funds are carried at current value, which represents the quoted market values of the underlying investments. The fair value of common stocks and other investments are based on published market prices on the last business day of the plan year. All investments are held in bank and insurance company-administered trust funds.

Unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 3

Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at September 30:

	2004		2003
	Asset Fair Percent of		Asset Fair Percent of
	Value	Net Assets	Value	Net Assets

The Hartford Fixed Account Fund	$572,494	9.1	$746,957	14.3
Tufco Technologies, Inc. Common Stock	383,099	6.1	280,353	5.4
Investment Co. of America	487,936	7.7	431,014	8.2
Growth Fund of America	546,868	8.7	374,271	7.2
American Balanced Fund	753,931	11.9	518,578	9.9
Lord Abbett Mid-Cap Value Fund	957,580	15.2	609,333	11.7
Goldman Sachs Government Income Fund	723,648	11.5	761,799	14.6
Van Kampen Equity Income Fund	409,934	6.5	355,005	6.8
Bond Fund of America	288,111	4.6	272,033	5.2

During 2004 and 2003, net appreciation in fair value of investments totaled $600,925 and $429,070, respectively.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 4

Transactions With Parties-in-Interest

Tufco Technologies, Inc. serves as the sponsor of the Plan. The Plan had the following transactions with Tufco Technologies, Inc.:

	2004	2003
Purchases of Stock:
Number of shares	8,677	6,665
Value of shares on transaction dates	$64,201	$37,489

Sales of stock:
Number of shares	3,655	17,375
Value of shares on transaction dates	$23,681	$106,326

At September 30, 2004 and 2003, the Plan held 48,555 shares and 43,533 shares, respectively, of Tufco Technologies, Inc. common stock.

Note 5

Tax-Exempt Status of the Plan

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service as of February 3, 2005. The plan administrator believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan
Plan’s EIN #39-1210798 Plan #001

Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
September 30, 2004

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest		Current
Lessor, or Similar Party	Collateral, Par, or Maturity	Cost	Value
The Hartford Fixed Account*	526,970.9511 shares — Money Market Fund	$N/R	$572,494

Tufco Technologies, Inc.*	48,555.0000 shares — Common Stock	N/R	383,099

Investment Co. Of America*	46,816.6004 shares — Pooled separate account	N/R	487,936
Growth Fund of America*	46,702.0986 shares — Pooled separate account	N/R	546,868
American Balanced Fund*	63,918.8742 shares — Pooled separate account	N/R	753,931
Lord Abbett Mid-Cap Value Fund*	75,533.6827 shares — Pooled separate account	N/R	957,580
Goldman Sachs Government Income Fund*	62,330.1014 shares — Pooled separate account	N/R	723,648
Hartford Dividend & Growth HLS Fund*	164,978.0198 shares — Pooled separate account	N/R	188,697
Lord Abbett Affiliated Fund*	10,529.4875 shares — Pooled separate account	N/R	109,572
Van Kampen Equity Income Fund*	36,751.4669 shares — Pooled separate account	N/R	409,934
Federated Kaufmann Fund*	10,529.9564 shares — Pooled separate account	N/R	119,367
Hartford Mid-Cap HLS Fund*	189,197.1732 shares — Pooled separate account	N/R	229,258
Bond Fund of America*	23,218.5072 shares — Pooled separate account	N/R	288,111
New Perspective Fund*	12,855.1504 shares — Pooled separate account	N/R	138,792
Goldman Sachs Small-Cap Value Fund*	8,361.2183 shares — Pooled separate account	N/R	107,503
Goldman Sachs Opportunity Fund*	13,509.1225 shares — Pooled separate account	N/R	140,254

	Total pooled separate accounts		$5,201,451

Participant Loans	5.0% to 10.5% notes maturing over the next five years	N/R	154,599

	Total assets (held at end of year)		$6,311,643

*Party-in-interest

N/R — Cost information is not required for participant-directed investments.

See Independent Auditor’s Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TUFCO TECHNOLOGIES, INC PROFIT SHARING, SAVINGS, AND INVESTMENT PLAN

BY:	TUFCO TECHNOLOGIES, INC.
Plan Administrator

BY:	/s/ Michael B. Wheeler
Michael B. Wheeler, Vice President
And Chief Financial Officer
March 28, 2005

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement pertaining to Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan of our report dated March 4, 2005, with respect to the financial statements and schedules of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2004.

Wipfli LLP

March 24, 2005
Green Bay, Wisconsin